SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6)(1)

                    MEDICAL IMAGING CENTERS OF AMERICA, INC.
- --------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
- --------------------------------------------------------------------------------
                         (Title of class of securities)

                                    584578108
- --------------------------------------------------------------------------------
                                 (CUSIP number)

                             STEVEN WOLOSKY, ESQUIRE
                       OLSHAN GRUNDMAN FROME & ROSENZWEIG
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
- --------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  JUNE 14, 1995
- --------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)
- --------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             STEEL PARTNERS II, L.P.
- --------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  | |

                                                                      (b)  |X|
- --------------------------------------------------------------------------------
     3         SEC USE ONLY
- --------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                        WC
- --------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               | |
- --------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                        DELAWARE
- --------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               1,601,319
  OWNED BY     -----------------------------------------------------------------
    EACH               8          SHARED VOTING POWER
 REPORTING
PERSON WITH                                -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           1,601,319
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
- --------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        1,601,319
- --------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             | |
- --------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        13.2%
- --------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             STEEL PARTNERS SERVICES, LTD.
- --------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  | |

                                                                      (b)  |X|
- --------------------------------------------------------------------------------
     3         SEC USE ONLY
- --------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                        WC
- --------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               | |
- --------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                        DELAWARE
- --------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               45,500(2)
  OWNED BY     -----------------------------------------------------------------
    EACH               8          SHARED VOTING POWER
 REPORTING
PERSON WITH                                -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           45,500(2)
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
- --------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        45,500(2)
- --------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             | |
- --------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        .37%
- --------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


- --------
     (2) Represents Common Stock of the Issuer purchased by the filing person, an entity controlled by Warren Lichtenstein and Lawrence Butler, on behalf of a foreign investment company, which has authorized the filing person to manage such entity's securities trading portfolio on a discretionary basis. The filing person disclaims beneficial ownership.

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             WARREN LICHTENSTEIN
- --------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  | |

                                                                      (b)  |X|
- --------------------------------------------------------------------------------
     3         SEC USE ONLY
- --------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                        WC
- --------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               | |
- --------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                        USA
- --------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               1,646,819(3)
  OWNED BY     -----------------------------------------------------------------
    EACH               8          SHARED VOTING POWER
 REPORTING
PERSON WITH                                -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           1,646,819(3)
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
- --------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        1,646,819(3)
- --------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             | |
- --------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        13.6%
- --------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


- --------
     (3) Includes 45,500 shares of Common Stock of the Issuer purchased by Steel Partners Services, Ltd. ("Steel Services"), an entity controlled by Warren Lichtenstein and Lawrence Butler, on behalf of a foreign investment company, which has authorized Steel Services to manage such entity's securities trading portfolio on a discretionary basis. Mr. Lichtenstein disclaims beneficial ownership.

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             LAWRENCE BUTLER
- --------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  | |

                                                                      (b)  |X|
- --------------------------------------------------------------------------------
     3         SEC USE ONLY
- --------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                        WC
- --------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               | |
- --------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                        USA
- --------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               1,646,819(4)
  OWNED BY     -----------------------------------------------------------------
    EACH               8          SHARED VOTING POWER
 REPORTING
PERSON WITH                                -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           1,646,819(4)
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
- --------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        1,646,819(4)
- --------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             | |
- --------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        13.6%
- --------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


- --------
     (4) Includes 45,500 shares of Common Stock of the Issuer purchased by Steel Services on behalf of a foreign investment company, which has authorized Steel Services to manage such entity's securities trading portfolio on a discretionary basis. Mr. Butler disclaims beneficial ownership.

                  This  constitutes  Amendment No. 6 ("Amendment  No. 6") to the
Schedule 13D filed by the undersigned on March 10, 1995, as amended (the "Schedule 13D"). Pursuant to Rule 101 of Regulation S-T, this Amendment No. 6 amends and restates the Schedule 13D to read in its entirety as follows:

ITEM 1.           SECURITY AND ISSUER.

                  This statement relates to shares (the "Shares") of the common stock, par value $.01 per share ("Common Stock"), of Medical Imaging Centers of America, Inc. ("Issuer"). The principal executive offices of the Issuer are located at 9444 Farnham Street, Suite 100, San Diego, California 92123.

ITEM 2.           IDENTITY AND BACKGROUND.

                  Steel Partners II, L.P. ("Steel") is a Delaware limited partnership. The principal business of Steel is investing in the securities of micro-cap companies. The general partner of Steel is Steel Partners Associates, L.P. ("Associates"), a Delaware limited partnership. The general partner of Associates is Steel Partners, Ltd. ("Partners"), a New York corporation. The principal business address of Steel, Associates and Partners is 750 Lexington Avenue, 27th Floor, New York, New York 10022. The executive officers and directors of Partners are as follows: Warren G. Lichtenstein is Chairman of the Board, Secretary and a Director; and Lawrence Butler is President, Treasurer and a Director.

                  Steel Partners Services, Ltd. ("Steel Services") is a New York corporation. The principal business of Steel Services is providing management and advisory services. The principal business address of Steel Services is 750 Lexington Avenue, 27th Floor, New York, New York 10022. The executive officers and directors of Steel Services are as follows: Warren G. Lichtenstein is Chairman of the Board, Secretary and a Director; and Lawrence Butler is President, Treasurer and a Director.

                  The principal business address of each of Warren G. Lichtenstein and Lawrence Butler is 750 Lexington Avenue, 27th Floor, New York, New York 10022. Their principal occupation is their affiliation with Partners and Steel Services. Each of the executive officers and directors of Partners and Steel Services is a citizen of the United States of America.

                  Mr. Lichtenstein is Chairman and a director of WGL Capital Corp., a co-general partner of Steel Partners, L.P., a Delaware limited partnership (a private investment partnership); and Chairman and a director of Partners; and Chairman, Secretary and Director of Steel Services.

                  Mr. Butler is the sole shareholder of Camelia Croup, Inc., a co-general partner of Steel Partners, L.P., a Delaware limited partnership, and Mr. Butler is President, Treasurer and Director of Steel Services.

                  During the past five years, none of Steel, Associates, Partners, Steel Services, Warren G. Lichtenstein or Lawrence Butler, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The aggregate purchase price for the 1,601,319 Shares purchased by Steel was $1,615,767. Steel used its working capital to purchase such Shares. The aggregate purchase price for the 45,500 Shares purchased by Steel Services on behalf of the foreign investment company was $65,158. Steel Services used its working capital to purchase such Shares.



ITEM 4.           PURPOSE OF TRANSACTION.

                  Steel, Steel Services and their executive officers, intend to ask the Issuer to have one or more of its representatives appointed to the Board of Directors of the Issuer. Steel, Steel Services and their executive officers, based upon an evaluation of the Issuer's operations and future plans, as well as its own financial status, may also (a) acquire additional Shares in the open market, in privately negotiated transactions or otherwise, (b) seek to influence management of the Issuer in formulating and implementing future policy, (c) seek control of the Issuer, (d) consider engaging in the solicitation of proxies to elect its nominees to the Board of Directors of the Issuer or to vote on proposals or actions submitted to stockholders for consideration or action or
(e) take a combination of any actions described above or below.

                  Except as stated herein, Steel, Steel Services and their executive officers do not presently have any other proposals or plans which would result in any event listed in items (a) through (j) of Item 4 of Schedule 13D however, in the future, based upon an evaluation of the Issuer's operations and future plans, as well as its own financial status, it may decide to pursue another course of action. Steel and Steel Services may hold or dispose of the Shares or may purchase additional Shares at such time as it may determine.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  As reported in its Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, the Issuer had 12,136,560 shares of Common Stock outstanding on May 5, 1995. Steel beneficially owns an aggregate of 1,601,319 Shares, representing 13.2% of the Shares outstanding, all of such Shares were acquired in open-market transactions. Steel and Warren Lichtenstein and Lawrence Butler, as the representatives of Associates, have sole voting and dispositive power with respect to the Shares beneficially owned by it or him.

                  Steel Services has entered into an agreement with a foreign investment company (the "Fund") pursuant to which Steel Services has been appointed by the Fund to manage a securities trading portfolio on a discretionary basis. The 45,500 Shares acquired by Steel Services on behalf of the Fund represent approximately .37% of the Shares outstanding. All of the Shares acquired by Steel Services on behalf of the Fund were acquired in open market transactions. Steel Services has sole voting and dispositive power with respect to the Shares purchased by it on behalf of the Fund. Steel Services disclaims beneficial ownership of all Shares purchased by it on behalf of the Fund.

                  Schedule A annexed hereto lists all transactions in the Shares by Steel and Steel Services from 60 days prior to March 10, 1995, the date of the filing of the Schedule 13D, through the date hereof.


ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  None.



ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  None.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            June 21, 1995



                            STEEL PARTNERS II, L.P.,

                            By:  STEEL PARTNERS, LTD., the
                                 general partner of STEEL
                                 PARTNERS ASSOCIATES, L.P.,
                                 general partner


                            By:  /s/ Warren Lichtenstein
                                 -----------------------
                                 Warren Lichtenstein,
                                 Chairman of the Board


                            STEEL PARTNERS SERVICES, LTD.


                            By:  /s/ Warren Lichtenstein
                                 -----------------------
                                 Warren Lichtenstein,
                                 Chairman of the Board


                            /s/ Warren Lichtenstein
                            -----------------------
                            Warren Lichtenstein


                            /s/ Lawrence Butler
                            -----------------------
                            Lawrence Butler

                                   SCHEDULE A

               TRANSACTIONS IN THE SHARES WITHIN THE PAST 60 DAYS

                             STEEL PARTNERS II, L.P.

Shares of Common                Price Per                       Date of
Stock Purchased                   Share                         Purchase
- ---------------                   -----                         --------

      15,000                      $.70750                        01/25/95

      26,500                       .70750                        02/01/95

      23,500                       .70750                        02/03/95

      10,000                       .72870                        02/07/95

      10,000                       .72875                        02/09/95

       7,119                       .83250                        02/14/95

      25,000                       .89500                        02/16/95

      45,000                       .89500                        02/17/95

      20,500                       .89500                        02/22/95

     347,900                       .82250                        02/22/95

      10,000                       .89500                        02/23/95

      10,000                       .90500                        02/28/95

       7,000                       .94000                        03/03/95

      15,000                       .92120                        03/09/95

       2,500                       .86370                        03/10/95

      16,000                       .89500                        03/10/95

      54,000                       .92620                        03/10/95

       7,500                       .92620                        03/15/95

      25,000                       .95750                        03/17/95

      45,750                       .95250                        03/20/95

      12,500                       .95750                        03/20/95

      18,000                       .97250                        03/24/95

      10,000                       .95750                        03/24/95

      38,100                       .95750                        03/29/95

       2,000                       .96000                        03/29/95

      10,000                       .95750                        04/05/95

      10,000                      1.02000                        04/13/95

       5,000                      1.02000                        04/17/95

      35,000                      1.02000                        04/18/95

      36,500                      1.02000                        04/24/95

      12,000                      1.02000                        04/25/95

      10,000                       .98870                        04/26/95

      37,500                      1.02000                        04/26/95

       5,000                       .95750                        04/27/95

       5,000                       .89500                        04/28/95

       9,300                       .92000                        04/28/95

       2,500                       .98870                        04/28/95

       7,500                       .89500                        05/02/95

      10,000                       .95100                        05/02/95

     100,000                       .88000                        05/02/95

       7,800                       .93000                        05/04/95

      10,000                       .98870                        05/05/95

      30,000                      1.02000                        05/08/95

      15,000                      1.05000                        05/09/95

      66,000                      1.05521                        05/11/95

       8,950                      1.05000                        05/16/95

       3,400                      1.03000                        05/16/95

      15,000                      1.07000                        05/17/95

       5,000                      1.40000                        05/31/95

       8,000                      1.39500                        05/31/95

     170,000                      1.39500                        06/02/95

       1,000                      1.41000                        06/05/95

       9,500                      1.40500                        06/06/95

      20,000                      1.39500                        06/06/95

       5,000                      1.39500                        06/07/95

       5,000                      1.39500                        06/08/95

      50,000                      1.39500                        06/12/95

       7,500                      1.42620                        06/13/95

      60,000                      1.36370                        06/14/95

       5,000                      1.33250                        06/15/95


                          STEEL PARTNERS SERVICES, LTD.

Shares of Common                Price Per                       Date of
Stock Purchased                   Share                         Purchase
- ---------------                   -----                         --------

       3,000                     $1.39500                        06/19/95

       18,500                     1.40500                        06/19/95

       24,000                     1.45750                        06/19/95